September 26, 2013

VIA EDGAR AND COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs
Jan Woo
Amanda Kim
Melissa Walsh

Re:	RingCentral, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Submitted September 13, 2013
File No. 333-190815

Ladies:

On behalf of RingCentral, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 19, 2013, relating to the Company’s Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-190815), filed with the Commission on September 13, 2013 (the “Registration Statement”). We intend to file a final prospectus within two business days of the effective date of the Registration Statement (the “Final Prospectus”), pursuant to the applicable provisions of Rule 424.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of the Registration Statement.

Registration Statement on Form S-1/A Filed on September 13, 2013

Prospectus Cover Page

1.	You state on the prospectus cover page and on page 43 that outstanding shares of Class B common stock will represent approximately 98.6% of the voting power of your outstanding capital stock following the offering, but page 6 indicates that your directors, executive officers and principal shareholders and their affiliates will beneficially own 80.2% of the voting power. Please advise.

In response to the Staff’s comment, the Company advises the Staff that outstanding shares of Class B common stock following the offering consist of not only the shares beneficially owned by the Company’s directors, executive officers and 5% stockholders and their affiliates, but also the shares owned by the other existing stockholders, excluding the shares to be sold by the selling stockholders in the offering. The shares to be sold by the selling stockholders in the offering represent a small percentage of the shares owned by the existing stockholders other than the Company’s directors, executive officers and 5% stockholders and their affiliates. Accordingly, following the offering, the voting power represented by all outstanding shares of Class B common stock will be higher than the voting power represented by the shares beneficially owned by the Company’s directors, executive officers and principal stockholders and their affiliates.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Share-Based Compensation, page 75

2.

Please tell us what consideration was given to updating the information for all equity-related transactions and the corresponding changes in fair value through the effective date of the registration statement, consistent with your

Securities and Exchange Commission

Re: RingCentral, Inc.

September 26, 2013

acknowledgment in response to prior comment 24 of our letter dated July 19, 2013. In this regard, we note that you granted options to purchase Class B common stock in August 2013, per your disclosure on page 119, and issued warrants to purchase preferred stock in June 2013 and August 2013 in connection with your credit facilities.

In response to the Staff’s comment, the Company will revise the disclosures in the Final Prospectus, which correspond to certain disclosures on pages 78, 82, 86, 87 and 88 of the Registration Statement, to update the information for all equity-related transactions and the corresponding changes in fair value through the effective date of the Registration Statement.

Principal and Selling Shareholders, page 133

3.	In footnotes 1, 3, 9, 10 and 11, you disclaim beneficial ownership by the individuals who you state are deemed to share beneficial ownership of the shares being held by the selling shareholders. Please revise to state whether these individuals have voting and/or investment power over the shares being offered and eliminate any inappropriate disclaimers.

The Company acknowledges the Staff’s comment and will revise the footnotes 1, 3, 9, 10 and 11 in the Final Prospectus, which correspond to the footnotes on pages 134 and 135 of the Registration Statement, to indicate the voting and/or investment power over the shares being offered, and to make clear the voting and/or investment power over the shares beneficially held by the applicable entities. The Company further advises the Staff that none of the selling stockholders are broker-dealers or affiliates of broker-dealers.

Securities and Exchange Commission

Re: RingCentral, Inc.

September 26, 2013

* * * * *

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct any questions or comments regarding the Company’s response or the Amended Registration Statement to me or Nathaniel P. Gallon at (650) 493-9300.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Jeffrey D. Saper Jeffrey D. Saper

Enclosures

cc. (w/enclosures):	Vladimir G. Shmunis
John H. Marlow
RingCentral, Inc.

Nathaniel P. Gallon
Wilson Sonsini Goodrich & Rosati, P.C.

Eric C. Jensen
Andrew S. Williamson
Cooley LLP